1-10108

02047216

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of JULY 2002

FIAT S.p.A.

Via Nizza 250
Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

FIAT NEWS
Fiat USA Inc./Corporate Communications Dept./375 Park Avenue, New York, NY 10152-0071/Tel: (212) 207-0947 Fax: (212) 421-5194

NEWS RELEASE

For Immediate Release

Turin, July 26, 2002 - Further to the framework agreement signed on May 27, 2002, today Fiat and a pool of banks arranged by Capitalia, IntesaBci, SanPaolo IMI and Unicredito Italiano have signed a € 3 billion mandatory convertible loan. BNL, Monte dei Paschi di Siena, ABN Amro and BNP Paribas also participate to the pool. The loan, which has a maturity of three years, shall be repaid by means of newly issued ordinary Fiat shares underwritten by the Banks, pursuant to art. 2441 comma 7 of the Italian Civil Code, which provides that the Banks shall offer the new Fiat shares in pre-emption to existing Fiat shareholders. The subscription price will be equal to the average of € 15.5 and the average of the quotations of Fiat ordinary shares in the months prior to the repayment date. The same will apply in case of acceleration of the maturity date, particularly should Fiat not meet the financial targets, or maintain investment grade level. In the case of a tender offer, the subscription price can be equal to the tender offer price. In addition, the loan can be repaid in cash if, after such reimbursement, Fiat rating remains at an investment grade level. In the context of the contract, Fiat has committed to reduce its net financial position to €3 billion by the date of approval of the 2002 Annual Report by the Board of Directors, and to maintain it within that limit. In order to determine whether the target has been met, any proceeds received by whatever account from the Italenergia transaction will be applied toward the reduction of the Net Financial Position, together with the proceeds and the debt deconsolidation in connection with binding agreements related to asset disposals where such agreements are subject to conditions precedent or deferred payments. Additionally, Fiat has committed to reduce its gross financial debt to € 23.6 billion by the date of approval of the 2002 Annual Report by the Board of Directors, and to maintain it within that limit. Fiat will call a shareholders meeting to approve the resolution related to the mandatory convertible loan. An extract of the relevant aspects of the agreements will be published on the company web site at the address www.fiatgroup.com

For additional information please contact:
Dante Raspa
FIAT USA
Corporate Communication Department
Phone (212) 207-0947
Fax (212) 421-5194
Email draspa@fiatusa.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 29, 2002

FIAT S.p.A.

BY: ______________________
James J. Kennedy
Power of Attorney